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                           FORM 12b-25                 SEC FILE NUMBER
                                                       0-12203
                   NOTIFICATION OF LATE FILING
                                                       CUSIP NUMBER

                                                       ------------
(Check One):

  / / Form 10-K   / / Form 20-F   / / Form 11-K   /x/ Form 10-Q   / / Form N-SAR

      For Period Ended:   October 28, 1995
                        --------------------
      / /  Transition Report on Form 10-K
      / /  Transition Report on Form 20-F
      / /  Transition Report on Form 11-K
      / /  Transition Report on Form 10-Q
      / /  Transition Report on Form N-SAR

      For the Transition Period Ended:
                                       -----------------------------


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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART 1 - REGISTRANT INFORMATION


                            The Clothestime, Inc.
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Full Name of Registrant

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Former Name if Applicable


                           5325 East Hunter Avenue
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          Address of Principal Executive Office (Street and Number)


                          Anaheim, California 92807
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                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
 /X/ be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                              See Attachment "A"

                                                 (Attach Extra Sheets if Needed)



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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           John F. Della Grotta          714              553-7532
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                 (Name)              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
     answer is no, identify reports.                         /x/ Yes  / / No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                      /x/ Yes   / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              See Attachment "B"
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                            The Clothestime, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       December 12, 1995             By  /s/     David A. Sejpal
     -----------------------------          --------------------------------
                                            David A. Sejpal, Vice President
                                              and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                  ATTENTION

          Intentional misstatements or omissions of fact constitute
              Federal Criminal Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549; in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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                                ATTACHMENT "A"


        On December 8, 1995, The Clothestime, Inc. and five of its subsidiaries, Clothestime Stores, Inc., MRJ Industries, Inc., Clothestime Acquisition Corporation, Clothestime Investment, Inc. and Clothestime International, Inc., filed petitions in the United States Bankruptcy Court for the Central District of California seeking reorganization under Chapter 11 of the Federal Bankruptcy Code. Because the filing of the bankruptcy petitions occurred very close in time to the due date for the filing of the Form 10-Q for the quarter ended October 28, 1995, and because of the significant administrative and reporting burdens imposed in connection with the filing of the bankruptcy petitions, the Registrant requires additional time to prepare the Form 10-Q.





                                ATTACHMENT "B"


        Net sales for the third quarter of fiscal 1995 decreased 2.1% to $78.7 million compared to $80.4 million for the third quarter of fiscal 1994. Comparable store sales (stores in operation for at least 15 months) increased 2.0% for the third quarter of fiscal 1995 compared with the third quarter of fiscal 1994. The increase in comparable store sales in the third quarter of fiscal 1995 compared with the same period in fiscal 1994 was primarily due to the closing of a number of the company's under-performing stores. For the first nine months of fiscal 1995, net sales decreased 6.6% to $240.4 millon compared to $257.4 million in the first nine months of fiscal 1994. Comparable store sales decreased 7.0% for the first nine months of fiscal 1995 compared with the first nine months of fiscal 1994. Management believes that the continued weakness in the women's apparel specialty retail segments in general, and the soft California markets in particular, combined with customer resistance to product and pricing, resulted in the reduction of sales in the third quarter and first nine months of fiscal 1995 compared with the same periods of fiscal 1994.

        Net loss for the third quarter of fiscal 1995 was $2.3 million, or $0.16 per share, compared with a net income of $145 thousand, or $0.01 per share, in the same quarter of fiscal 1994. The net loss for the third quarter of fiscal 1995 compared with the same period of fiscal 1994 was due to the increase in cost of sales and selling, general and administrative expenses. For the first nine months of fiscal 1995, net loss was $7.1 million, or $0.50 per share, compared with a net loss of $2.7 million, or $0.19 per share, for the same period of fiscal 1994. Management believes the increase in net loss for the first nine months of fiscal 1995 compared to the same period of fiscal 1994 was due to the continued weakness in the women's apparel specialty retail segments in general, and the soft California markets in particular, combined with customer resistance to product and pricing.